Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-154975
August 17, 2009
TNP STRATEGIC RETAIL TRUST, INC.
     On August 10, 2009, GlobeSt.com, an online financial news and real estate industry publication, published an article concerning TNP Strategic Retail Trust, Inc. (“TNP Strategic Retail Trust” and, together with its subsidiaries, “we”, “our”, and “us”), the full text of which is reproduced below.
Clarifications and Corrections
     The article published by GlobeSt.com was not prepared by us or reviewed by us prior to its publication. With the exception of the quotations attributed directly to Mr. Anthony W. Thompson, the article represents the author’s opinion which is not endorsed or adopted by us.
     We believe that it is appropriate to clarify and correct the statement in the final sentence of the article that states, “TNP owns 73 commercial properties totaling more than 10.8 million square feet under management.” TNP refers to Thompson National Properties, LLC, our sponsor, which currently has 89 properties under management.
     GlobeSt.com is a global provider of financial data and news and is in the business of, among other things, publishing written communications. GlobeSt.com is wholly unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to GlobeSt.com in connection with the publication of the following article.
GlobeSt.com
August 10, 2009
Thompson National REIT Offers $1B in Stock
By Bob Howard
IRVINE, CA-TNP Strategic Retail Trust, a new non-traded REIT formed by tenant-in-common industry pioneer Tony Thompson, has filed a registration statement for an initial public offering of up to $1.1 billion in common stock. The new REIT plans to acquire retail properties, primarily in the Western US, as well as invest in or originate mortgage, mezzanine and bridge loans.
TNP Strategic Retail Trust is the fifth public REIT that Thompson has sponsored since 1999. In a statement that Thompson National issued regarding the stock offering, Thompson comments, “I haven’t seen such opportunity in the retail space in a very long time.”
The new REIT will use the net proceeds of its offering to invest in a portfolio of income-producing retail properties including neighborhood, community and lifestyle shopping centers, multi-tenant shopping centers and freestanding single-tenant retail properties, according to its prospectus filed with the SEC. It may acquire properties either alone or in joint ventures, according to the filing, which says that its investments will typically range in size from $10 million to $100 million.
The prospectus says that TNP Strategic believes that, “Despite the recent economic downturn in the US, demand for property in the Western US will continue to grow in the long-run due to the projected population growth in the region and the recent constraints on the supply of retail property from the tightening credit markets.”
Additionally, it says, given the recent downturn in the real estate market, “We believe there is an opportunity to purchase retail properties at historically low prices thereby increasing our ability to realize greater appreciation on the ultimate dispositions of the properties.”
However, the prospectus also cites the risks in today’s economy. It points out that “a continued economic downturn resulting in increased tenant delinquencies and/or defaults and decreases in demand could have a material adverse effect on our operations and the value of our real estate assets.”
The $1.1 billion of shares that the new REIT is offering will be priced at $10 per share for the first $1 billion. It will offer the remaining $100 million of stock at $9.50 per share as part of a distribution reinvestment plan.
Thompson National Properties, which Thompson formed after his exit from Grubb & Ellis Co. following the merger of Grubb and his NNN Realty Advisors, provides real estate investment opportunities and asset management to high net worth domestic, foreign, individual and institutional investors. TNP owns 73 commercial properties totaling more than 10.8 million square feet under management.
TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.